

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

Mr. Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

>   **Re: Lindblad Expeditions Holdings, Inc.**
>   **Form 10-Q for the quarter ended March 31, 2019**
>   **Exhibit No. 10.1**
>   **Filed May 2, 2019**
>   **File No. 001-35898**

Dear Mr. Felenstein:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance